UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated October 16, 2015

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

**DEALING IN SECURITIES BY A DIRECTOR**

**Westonaria, 16 October 2015.** In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr BE Davison, an Independent Non-Executive Director of Sibanye Gold, has bought the Company's shares in the market in his own capacity.

Details of the transaction are set out below:

| Nature of transaction | On market purchase of shares |
|---|---|
| Transaction Date | 15 October 2015 |
| Number of Shares | 500 000 |
| Class of Security | Ordinary shares |
| Market Price per share | R23.987692 |
| Total Value | R11 993 846.00 |
| Nature of interest | Direct and Beneficial |

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

J.P. Morgan Equities South Africa Proprietary Limited

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 16, 2015

By:      /s/ Charl Keyter

Name:    Charl Keyter
Title:     Chief Financial Officer